

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Robert Bahns
Chief Financial Officer
SmartKem, Inc.
Manchester Technology Center, Hexagon Tower
Delaunays Road, Blackley
Manchester, M9 8GQ U.K.

   Re: SmartKem, Inc.
    Registration Statement on Form S-1
    Filed April 7, 2022
    File No. 333-264182

Dear Mr. Bahns:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Jack Hogoboom